COMMERCIAL NET LEASE REALTY, INC. AND SUBSIDIARIES
EXHIBIT 12
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown.

	2004	2003	2002	2001	2000
Net Earnings	$64,933,739	$53,472,592	$48,058,349	$28,963,548	$38,250,664

Fixed Charges:
Interest on Indebtedness	33,453,678	28,356,201	27,239,152	25,522,640	27,213,199
Amortization of Discount Relating to Indebtedness	122,859	146,195	127,375	107,201	93,600
Amortization of Treasury Lock Gain	(456,669)	(596,741)	(554,527)	(515,299)	(478,846)
Amortization of Deferred Charges	1,260,198	1,334,224	963,438	817,170	812,529

	34,380,066	29,239,879	27,775,438	25,931,712	27,640,482

Net Earnings Before Fixed Charges	$99,313,805	$82,712,471	$75,833,787	$54,895,260	$65,891,146

Divided by Fixed Charges
Fixed Charges	$34,380,066	$29,239,879	$27,775,438	$25,931,712	$27,640,482
Capitalized and Deferred Interest	270,879	102,544	(599,902)	451,624	646,897

	$34,650,945	$29,342,423	$27,175,536	$26,383,336	$28,287,379

Ratio of Net Earnings to Fixed Charges	2.87	2.82	2.79	2.08	2.33

Preferred Stock Dividends
Series A Preferred Stock	$4,008,378	$4,007,532	$4,009,554	$-	$-
Series B Convertible Preferred Stock	1,675,000	502,500	-	-	-

Total Preferred Stock Dividends	$5,683,378	4,510,032	4,009,554	$-	$-

Combined Fixed Charges and Preferred Stock Dividends	$40,334,323	$33,852,455	$31,185,090	$26,383,336	$28,287,379

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.46	2.44	2.43	2.08	2.33

Advisor Acquisition Costs	$-	$-	$-	$12,581,769	$1,521,063

Net Earnings After Advisor Acquisition Costs and Fixed Charges(1)	$99,313,805	$82,712,471	$75,833,787	$67,477,029	$67,412,209

Ratio of Net Earnings After Advisor Acquisition Costs to Fixed Charges(1)	2.87	2.82	2.79	2.56	2.38

(1) The Company’s revolving credit facility and notes payable covenants provide for fixed charge coverage ratios to be calculated before Advisor Acquisiton Costs.